EXHIBIT 12.1

DELL INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	January 28,	January 29,	January 30,	February 1,	February 2,
	2011	2010	2009	2008	2007
	(in millions, except ratios)
Earnings
Pre-tax income from continuing operations	$3,350	$2,024	$3,324	$3,827	$3,345
Add: Fixed Charges adjusted for capitalized interest	228	191	132	84	71
Add: Noncontrolling interest	-	-	-	29	23

Total	$3,578	$2,215	$3,456	$3,940	$3,439

Fixed Charges(a)
Interest Expense	$199	$160	$93	$45	$45
Capitalized interest	-	-	-	-	-
Estimate of interest in rent expense	29	31	39	39	26

Total	$228	$191	$132	$84	$71

Ratio of Earnings to Fixed Charges	16	12	26	47	49

(a)	Fixed charges included in the calculation of this ratio consist of: (i) interest expensed, plus (ii) interest capitalized (when applicable), plus (iii) a reasonable estimation of the interest factor included in rental expense.